PE
3-31-02

02029841

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Commission file number 0-27326

New China Homes, Ltd.
(Translation of registrant's name into English)

16/F Far East Consortium Building, 121 Des Vouex Road, Central,
Hong Kong SAR, People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New China Homes, Ltd.
(Registrant)

Date March 27, 2002

By [signature]
Gerald Breslauer, Company Secretary
for and on behalf of
New China Homes, Ltd.

FROM: New China Homes, Ltd.
2255 Glades Road
Suite 112E
Boca Raton, Fl 33431

CONTACT: Gerald Breslauer
Vice President, Investor Relations
561-893-9910

FOR IMMEDIATE RELEASE

Boca Raton, Fl (March 25, 2002)- New China Homes, Ltd., (NASDAQ:NEWC) today announced the appointment of Hon. Abraham Razack, J.P. as a Director of the Company effective as of March 4, 2002. Mr. Razack is presently a member of the Hong Kong Special Administrative Region of the People's Republic of China, representing the Real Estate and Construction Constituency.

From 1987 to 2000 Mr. Razack was Chief Executive of the Hong Kong Land Development Corporation.

" We are delighted to have a senior executive of Abraham's caliber join our Board at this time," said Trevor Bedford, Chairman of the Company. " His experience in commercial and governmental affairs will undoubtedly be very helpful to our Company going forward."

The Company also announced the resignations of Charles Stein and Mark Kallan as Directors effective a of March 9, 2002.

About New China Homes, Ltd.

New China Homes, Ltd., is the developer of California Gardens, a planned residential suburban community located on a 350 acre site in northwest Shanghai. California Gardens has received critical acclaim for its innovative design, and has been frequently cited as an excellent example of the significant accomplishments in residential development under China's housing reform program. Among its many awards, is the Most Recommended Housing Project presented by various professional and government agencies.

Over 2,300 homes have been sold or are under contract to be sold at the California Gardens development, with a total projection of approximately 6,000 homes for the completed development. California Gardens provides a wide range of amenities, including 3 schools, retail stores, tennis courts, indoor swimming and sports facilities, a club house, local transportation facilities, and medical clinics which have been built and are operating.

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Except for the factual statements made herein, the information contained in this press release consists of forward-looking statements that involve risks and uncertainties that are difficult to predict. Such risks and uncertainties include but are not limited to, changes in local market conditions, government regulations, lagging home sales growth, ability to obtain mortgage financing. Words and expressions reflecting optimism and satisfaction with current prospects as well as words such as "believe," "expects," "plans," "anticipates," "projects" "estimates," and variations thereof, identify forward looking statements, but their absence does not mean that a statement is not forward looking. Reference is also made to other factors set forth in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors," and other sections of the Company's Form-20-F. These forward looking statements speak only as of the date of this release, and the Company undertakes no obligation to publicly update any forward looking statements to reflect new information, events or circumstances after the date of this release.